                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                 ---------------



                                 SCHEDULE 13D/A9
                                 (RULE 13d-101)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 9)




                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    00760B105
                                 (CUSIP Number)


                                Robert D. Denious
                                2000 Town Center
                                   Suite 2450
                              Southfield, MI 48075
                               Tel: (248) 213-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 5, 2003
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

 CUSIP NO. 00760B105                                          Page 2 of 10 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.

          QUESTOR PARTNERS FUND II, L.P.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    68,546,406
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,678,691
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    68,546,406
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,678,691
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,225,098
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 00760B105                                          Page 3 of 10 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.

          QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,619,900
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    69,605,197
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,619,900
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    69,605,197
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,225,098
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 00760B105                                          Page 4 of 10 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.

          QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,058,791
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    71,166,306
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,058,791
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    71,166,306
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,225,098
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
-------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 9 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on December 20, 1999 (as amended, the "Statement") is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.



ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following thereto:

         On November 6, 2003, the Company filed a current report on Form 8-K announcing that it had, on November 5, 2003, terminated its previously announced Merger Agreement with AllServe Systems plc and signed and closed a transaction with Deutsche Bank AG--London acting through DB Advisors, LLC ("Deutsche Bank") and Essar Global Limited ("Essar") pursuant to a Note and Warrant Purchase Agreement and documents ancillary thereto. The November 6, 2003 Form 8-K indicates that pursuant to the Note and Warrant Purchase Agreement, Deutsche Bank and Essar, among other things, made an investment in the Company in the aggregate amount of $28.231 million in exchange for secured promissory notes and warrants to purchase up to 80% of the Common Stock of the Company.

         At the same time as the Note and Warrant Purchase Agreement was executed and consummated, and as part of the same transaction, the Filing Persons entered into a Stockholders Agreement with the Company, Deutsche Bank, Essar and Thayer Equity Investors, III, L.P. and certain of its affiliates ("Thayer"). Pursuant to the Stockholders Agreement, on the date thereof, among other things:

         o the Filing Persons converted all of their shares of Series E Preferred into 381,407 shares of Common Stock, and half of their Series F Preferred, or 23,375 shares, into 34,527,594 shares of Common Stock, all in accordance with the terms of the respective certificates of designation;

         o the prior Stockholders Agreement, dated December 10, 1999, among the Company, the Filing Persons and Thayer, was terminated; and

         o the Filing Persons waived certain of the rights to which they are entitled as holders of shares of Series F Preferred under the Series F Preferred Stock Certificate of Designation (the "Series F Certificate").

         No funds were required or used in the completion of the conversions by the Filing Persons of their shares of Series E Preferred and Series F Preferred into shares of Common Stock.

         In connection with the transaction among the Company, Deutsche Bank and Essar, the Filing Persons executed a written consent in which they consented to the amendment of the Company's Amended and Restated Certificate of Incorporation to increase the Company's number of authorized shares of Common Stock from 200,000,000 to 800,000,000, and the amendment of the Series F Certificate to increase the number of shares of Common Stock into which each share of Series F Preferred is convertible (the "Consent"). The Company has informed the Filing Persons that these amendments to the Certificate of Incorporation and the Series F Certificate have been approved by the holders of the requisite majority of the shares entitled to vote thereon and that such amendments will occur following the Company's filing with the Commission and distribution to its stockholders of an information

                               Page 5 of 10 Pages
statement in accordance with Section 14(c) of the Securities Exchange Act of 1934, as amended, in the form provided by Schedule 14C promulgated pursuant thereto. After the amendment of the Series F Certificate, the Filing Persons' remaining 23,375 shares of Series F Preferred will be convertible into 46,910,503 shares of Common Stock (an increase from the 34,527,594 shares of Common Stock into which those shares of Series F Preferred are currently convertible), and the Filing Persons have committed in the Stockholders Agreement to convert these remaining shares of Series F Preferred into Common Stock following such amendments and the satisfaction of certain other conditions.

         Also in connection with the transaction, the five members of the Company's board of directors who were designees of the Filing Persons resigned from the board. The Company has informed the Filing Persons that the six directors on the Company's board of directors who were designees of Thayer have also resigned from the board, and that the vacancies on the board of directors were filled by the remaining director.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) is hereby amended and restated in its entirety as follows:

         (a) As of November 5, 2003, the Filing Persons, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 34,527,594 shares of Common Stock issuable upon conversion of the 23,375 shares of Series F Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series F Certificate (following the effectiveness of the amendment to the Series F Certificate that is described above in response to
Item 4, these shares of Series F Preferred will be convertible into 46,910,503 shares of Common Stock), (ii) 37,697,503 shares of Common Stock, and (iii) 84,571,359 shares of Common Stock beneficially owned by Thayer, Deutsche Bank and Essar as of such date (Thayer's, Deutsche Bank's and Essar's ownership being based on advice received from each of those persons). Each of the Filing Persons, the Questor Entities and the Questor Directors disclaims beneficial ownership of shares beneficially owned by Thayer, Deutsche Bank and Essar.

         As of November 5, 2003, (1) Questor Partners II is the direct beneficial owner of 22,184.425 shares of the Series F Preferred, which are convertible into 32,768,976 shares of Common Stock (44,521,177 shares after the above-described amendment to the Series F Certificate), (2) Questor SBS II is the direct beneficial owner of 847.907 shares of Series F Preferred, which are convertible into 1,252,457 shares of Common Stock (1,701,636 shares after the above-described amendment to the Series F Certificate), and (3) Questor 3(c)(1) is the direct beneficial owner of 342.6685 shares of Series F Preferred, which are convertible into 506,161 shares of Common Stock (687,689 shares after the above-described amendment to the Series F Certificate).

         As of November 5, 2003, (1) Questor Partners II is the direct beneficial owner of 35,777,430 shares of Common Stock, (2) Questor SBS II is the direct beneficial owner of 1,367,443 shares of Common Stock, and (3) Questor 3(c)(1) is the direct beneficial owner of 552,630 shares of Common Stock.

         Holders of shares of Series F Preferred have the right to convert those shares at any time prior to December 10, 2007, at the holder's option, into shares of Common Stock at the conversion price in effect at the time of conversion subject to adjustment from time to time in the event of stock dividends or splits, reclassifications, reorganizations, mergers or sales of assets that would otherwise dilute the number of shares of Common Stock into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. As of November 5, 2003, the Conversion Price was approximately $.9805 and the maximum number of


                               Page 6 of 10 Pages
shares of Common Stock issuable upon conversion of the 23,375 shares of Series F Preferred into Common Stock was 34,527,594 shares. The Filing Parties have waived certain rights under the Series F Certificate including their rights to receive dividends, their liquidation preference, their redemption rights and certain adjustments to their conversion price.

         After the amendment of the Series F Certificate, the Filing Persons' remaining 23,375 shares of Series F Preferred will be convertible into 46,910,503 shares of Common Stock, and the Filing Persons have committed in a Stockholders Agreement to convert these remaining shares of Series F Preferred into Common Stock upon the satisfaction of certain conditions.

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities, Thayer, Deutsche Bank and Essar may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by each of the Filing Persons, Thayer, Deutsche Bank and Essar as a result of these persons being parties to the Stockholders Agreement described above in Item 4. As a result, the Common Stock reported as beneficially owned by Thayer, Deutsche Bank and Essar may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding as of July 25, 2003 by the Company in its proxy statement dated August 14, 2003, as updated to take into account the transactions of November 5, 2003 described herein, the Questor Entities and the Questor Directors may be deemed to own beneficially 83.6% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Each of the Filing Persons, the Questor Entities and the Questor Directors disclaims beneficial ownership of shares beneficially owned by Thayer, Deutsche Bank and Essar.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and restated in its entirety as follows:

         As disclosed in Item 4 above, on November 5, 2003, the Filing Persons entered into a Stockholders Agreement, a copy of which is attached hereto as
Exhibit 2, pursuant to which they agreed to convert all of their shares of Series E Preferred and half of their shares of Series F Preferred into Common Stock in accordance with the terms of the respective certificates of designation on November 5, 2003 and to convert the other half of their shares of Series F Preferred into Common Stock into 46,910,503 shares of Common Stock after the above-described amendment to the Series F Certificate and the satisfaction of certain other conditions. The Stockholders Agreement also provides that the Filing Persons may be required to satisfy a "right of first offer" to Deutsche Bank and Essar prior to a transfer of their shares to a third party. The Stockholders Agreement also provides that the Filing Persons are required to use their best efforts to nominate and elect and will vote all of their shares to elect and continue in office a board of directors consisting of ten members, three of whom shall be designated by Deutsche Bank, three of whom shall be designated by Essar, one of whom shall be the President and Chief Executive Officer of the Company and three of whom shall be independent of Deutsche Bank, Essar and the Company.

         The Common Stock held by the Filing Persons or to be obtained by the Filing Persons upon their conversion of their remaining shares of Series F Preferred are covered by a Registration Rights Agreement, dated as of November 5, 2003, by and among the Company, DB, Essar, the Filing Persons and certain other existing stockholders of the Company (the "Registration Rights Agreement"), which provides for registration of these shares for resale if conditions set forth in the Registration Rights Agreement are satisfied. Also pursuant to the Registration Rights Agreement, all of the rights of the Filing Parties and Thayer under the Series F Senior Voting Convertible Preferred Stock Purchase and


                               Page 7 of 10 Pages

Registration Rights Agreement, dated August 25, 1999, were terminated. A copy of the Registration Rights Agreement is attached hereto as Exhibit 3.

         As disclosed in Item 4 above, on November 5, 2003, the Filing Persons executed the Consent, a copy of which is attached hereto as Exhibit 4, in which they consented to the amendment of the Company's Amended and Restated Certificate of Incorporation to increase the Company's number of authorized shares of Common Stock from 200,000,000 to 800,000,000, and the amendment of the Series F Certificate to increase the number of shares of Common Stock into which each share of Series F Preferred is convertible.

         All descriptions of the Stockholders Agreement, the Registration Rights Agreement and the Consent contained herein are qualified in their entirety by reference to those documents, which are filed as Exhibits 2 through 4 hereto, respectively, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by adding the following thereto:

         1.       Joint Filing Agreement.

         2. Stockholders Agreement by and among Aegis Communications Group, Inc., certain stockholders identified therein, Deutsche Bank AG--London acting through DB Advisors, LLC as investment advisor and Essar Global Limited, dated as of November 5, 2003.

         3. Registration Rights Agreement, dated as of November 5, 2003, by and among the Company, Deutsche Bank AG--London acting through DB Advisors, LLC as investment advisor, Essar Global Limited, the Filing Persons and certain other existing stockholders of the Company.

         4. Written Consent of the Majority of the Holders of Common Stock and Series F Preferred Stock of Aegis Communications Group, Inc., executed as of November 5, 2003.



                               Page 8 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 14, 2003

                                 QUESTOR PARTNERS FUND II, L.P.
                                 a Delaware limited partnership

                                 By:  Questor General Partner II, L.P.
                                      its General Partner
                                 By:  Questor Principals II, Inc.
                                      its General Partner

                                 By:      /s/ Robert D. Denious
                                    --------------------------------------
                                 Title:   Managing Director



                                 QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                                 a Delaware limited partnership

                                 By:  Questor Principals II, Inc.
                                      Its General Partner

                                 By:     /s/ Robert D. Denious
                                     -------------------------------------
                                 Title:  Managing Director



                                 QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

                                 By:  Questor Principals II, Inc.
                                      Its General Partner

                                 By:     /s/ Robert D. Denious
                                    -------------------------------------
                                 Title:  Managing Director



                               Page 9 of 10 Pages

                                INDEX OF EXHIBITS


1.       Joint Filing Agreement.

2. Stockholders Agreement by and among Aegis Communications Group, Inc., certain stockholders identified therein, Deutsche Bank AG--London acting through DB Advisors, LLC as investment advisor and Essar Global Limited, dated as of November 5, 2003.

3. Registration Rights Agreement, dated as of November 5, 2003, by and among the Company, Deutsche Bank AG--London acting through DB Advisors, LLC as investment advisor, Essar Global Limited, the Filing Persons and certain other existing stockholders of the Company.

4. Written Consent of the Majority of the Holders of Common Stock and Series F Preferred Stock of Aegis Communications Group, Inc., executed as of November 5, 2003.




                              Page 10 of 10 Pages